UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Capital Product Partners L.P. Schedules Second Quarter 2010 Earnings Release, Conference Call and Webcast

ATHENS, Greece, July 20, 2010 -- Capital Product Partners L.P. (Nasdaq: CPLP) today announced that, before the NASDAQ market open on July 30, 2010, it will release financial results for the second quarter ended June 30, 2010. Following the earnings release, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on Friday July 30, 2010, at 10:00 am Eastern Daylight Time (U.S).

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until August 7, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 69648481#

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern doublehull tankers. The Partnership’s fleet includes modern MR and small product tankers and one suezmax crude oil tanker. Most of the Partnership’s vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 i.lazaridis@capitalpplp.com Capital Maritime & Trading Corp. Jerry Kalogiratos +30 (210) 4584 950 j.kalogiratos@capitalpplp.com	Investor Relations / Media: Nicolas Bornozis, President Matthew Abenante Capital Link, Inc. 230 Park Avenue – Suite 1536 New York, NY 10160, USA (212) 661-7566 cplp@capitallink.com www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By:	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: July 20, 2010